EMPRESAS ICA, S.A.B. DE C.V.

November 19, 2009

VIA EDGAR TRANSMISSION

Mr. John Cash Accounting Branch Chief Securities and Exchange Commission Mail Stop 4631 Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Dear Mr. Cash:

By letter dated September 1, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on June 12, 2009 by The ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Critical Accounting Policies and Estimates, page 47

Long-Lived Assets, page 50

1.

Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses under SFAS 144. In this regard, please include a qualitative and quantitative description of the material assumptions used and provide sensitivity analyses for each assumption based on reasonably likely changes. See Section V of the SEC Interpretive Release No. 33-8350.

Response:

The Company will revise future filings to include a more specific and comprehensive discussion of its impairment analyses under SFAS 144, including a qualitative and quantitative description of the material assumptions used and sensitivity analyses for each assumption based on reasonably likely changes.

Additionally, the Company intends to disclose that its long-lived assets reflected in the financial statements were not impaired under SFAS 144 or, if applicable, the Company intends to disclose the amount charged to income during the period and the circumstances giving rise to the impairment. All long-lived assets of the Company are for use and not for sale. The Company also intends to disclose the methods used to determine the fair value of the long-lived asset groups it uses in its impairment analyses.

2.

With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how you view your real estate inventories for impairment under SFAS 144. In this regard, please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. See Section V of the SEC Interpretive Release No. 33-8350. In addition, we note your disclosure on page 36 that you intend to hold certain of your residential properties in reserve until the market stabilizes. Please explain how you have considered this decision in your impairment analysis.

Response:

The Company’s real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).

To determine any possible impairment of its land held for development, the Company carries out appraisals every two to three years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable; the last appraisals were performed in 2006. The Company decided not to perform any appraisals in 2008 with respect to its inventories of land held for development, because (i) the most significant portion of the reserve was acquired at low prices late in 2007 and in 2008, and (ii) there was no indication that the international real estate crisis was affecting Mexico, except for real estate located in the northern part of the country and the moderate-income housing sector, and in both cases, the Company held for development only an insignificant amount of such land.

Regarding inventory in-progress, at December 31, 2008, the Company had 3,240 unsold finished houses, equivalent to Ps.882 million, of which 2,711 units were in the low-income sector and 529 units were in the moderate-income sector. Due to continued government support in terms of financing home purchases for customers in the low-income sector, through 2008 the Company has not historically experienced significant fluctuations in sales in this sector. The moderate-income housing sector, however, has experienced decreases in home sales. As a result, the Company has offered sales discounts on its existing inventory.

On a quarterly basis, the Company performs a review of estimated revenues and costs for the projects in the moderate-income sector to evaluate the sector’s operating margin. On an annual basis, the Company performs formal impairment tests based on discounted cash flow projections and reviews the expected rates of returns of the project.

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The cash flow analyses described above for inventory held at December 31, 2008, which incorporated the discounted prices being charged by the Company, did not indicate an impairment loss for the inventory of homes in the moderate-income sector. This was in line with the Company’s expectations, given that sales of homes in this sector generally provide the Company with a sufficient margin such that offering discounts to customers would not be expected to significantly impact the recoverable value of the inventory.

The Company will revise future filings to include a more specific and comprehensive discussion of its impairment analyses under FASB Statement No. 144, including a qualitative and quantitative description of the material assumptions used and sensitivity analyses for each assumption based on reasonably likely changes.

Liquidity and Capital Resources, page 56

3.

Please revise future filings to include a more specific and comprehensive discussion of the underlying drivers that led to material changes in your operating cash flows. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

The Company will revise future filings to include a more specific and comprehensive discussion of the underlying drivers that led to material changes in its operating cash flows.

4.

Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

The Company will revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in its debt agreements, including (a) the required

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amounts/ratios as well as the actual amounts/ratios as of each reporting date for material debt covenants for which it is reasonably likely that the Company will not be able to meet such covenants; (b) specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to U.S. GAAP amounts, and (c) any stated events of default or cross-default that would permit the lenders to accelerate the debt if not cured within applicable grace periods.

5.

We note from your disclosure on page 10 that you are required to meet certain requirements and ratios in order to bid on large infrastructure projects. Given that an inability to meet these requirements and ratios would have adverse impact on your financial condition and results of operations, please revise future filings to provide a specific and comprehensive discussion of the terms of the requirements and ratios as well as the actual and permitted amounts at each reporting date.

Response:

The Company will revise future filings to provide a specific and comprehensive discussion of the terms of the ratios and other requirements to bid on large infrastructure projects, as well as the actual and permitted amounts at each reporting date.

A. Legal and Administrative Proceedings, page 78

6.

We note that you have provided a detailed discussion of various legal proceedings. Please revise future filings to clarify whether you believe a material loss is possible related to each of these proceedings. If a material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.

Response:

The Company will revise future filings to clarify whether it believes a material loss is possible related to each of its proceedings, and will provide the required additional disclosures if a material loss is reasonably possible.

Item 15(b). Management’s Annual Report on Internal Control Over Financial Reporting,

7.

We note the statement in the last paragraph that management “believes” that the company maintained an effective internal control over financial reporting as of December 31, 2008. Please advise us as to whether management “concluded” that your internal control over financial reporting was effective as of the end of the period covered by the report. Please also comply with this comment in future filings.

Response:

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Management did, in fact, conclude that the Company’s internal control over financial reporting was effective as of December 31, 2008. The Company will include this statement in future filings.

Reports of Independent Registered Public Accounting Firms, page F-2

8.

We note that the opinion from Galaz, Yamazaki, Ruiz Urquiza, S.C. states that they did not audit the consolidated financial statements of certain subsidiaries. Please confirm to us, and consider revising future filings to clarify, that the only subsidiary not audited by this firm was ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries, as we note only one additional Report of Independent Registered Public Accounting Firm as provided for this entity on page F-3.

Response:

ICA Fluor Daniel, S. de R.L. de C.V. and its subsidiaries were the only subsidiaries of the Company not audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. for the year ended December 31, 2008. The Company will revise future filings to clarify this.

Note 29. Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America, page F-57

General

9.

We note your disclosure on page 31 that shares of SETA held by Aeroinvest are subject to puts and calls. With a view towards future disclosure, please tell us how you are accounting for this obligation under U.S. GAAP. Reference FAS 150.

Response:

Our evaluation of the put and call options (the “options”) related to SETA’s shares held by Aeroports de Paris (the “noncontrolling interest holder”) and our subsidiary Aeroinvest led us to conclude that the options are not freestanding financial instruments as discussed in paragraph 13 of FASB Statement No. 150 because they are not legally detachable or separately exercisable from the shares of SETA issued to the noncontrolling interest holder. Additionally, we do not consider the options to render the shares mandatorily redeemable as discussed in paragraph 9 of FASB Statement No. 150, as the options do not represent an unconditional obligation requiring Aeroinvest to redeem the instrument at a specified or determinable date (or dates) or upon an event that is certain to occur. Because the instrument is an outstanding share, we do not consider it to fall within the scope of paragraph 11 of FASB Statement No. 150. Finally, as the options are conditional, we do not consider them subject to paragraph 12 of FASB Statement No. 150. Accordingly, for purposes of U.S. GAAP, we have concluded that the options are outside the scope of FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

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Furthermore, we have concluded that, because of the options, the shares should be considered redeemable and are thus subject to the presentation and measurement requirements of EITF D-98, “Classification and Measurement of Redeemable Securities”.

Based on the guidance in EITF D-98, the redeemable shares have been classified as temporary equity, presented between liabilities and permanent equity within the U.S. GAAP reconciliation. The instrument will continue to be presented as temporary equity upon the adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, Additionally, the redeemable shares are valued at each reporting date based on the greater of the carrying value of the noncontrolling interest under ARB 51, as amended, “Consolidated Financial Statements”, or their redemption value, which based on the terms of the related agreements, is a value other than fair value. The redemption value has historically been larger than the value of the noncontrolling interest under ARB 51, as amended, but such adjustments have not been recorded in the U.S. GAAP reconciliation, based on their immateriality in relation to the consolidated financial statements taken as a whole. We continuously monitor the reporting date adjustments and, in future filings, we will recognize the U.S. GAAP reconciling adjustments should they become material.

We will revise future filings to disclose the redeemable nature of the noncontrolling interest and its accounting under FASB Statement No. 160 and ETIF D-98.

Statement of Cash flows, page F-69

10.

Please help us understand how the your cash and cash equivalents total at the end of the year of Ps. 3,504,315 reconciles to your balance sheet total of Ps. 4,555,826. In addition, we note from your disclosure on page 57 that use of the cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires shareholder consent. It appears that you have included these amounts in your cash and cash equivalents balances. Please tell us what consideration you gave to classifying the balances as restricted cash for U.S. GAAP purposes. Reference Article 5-02 of Regulation S-X.

Response:

With respect to the variation in cash and cash equivalents of Ps. 1,051,511, Ps. 317,090 relates to companies that are proportionally consolidated under Mexican Financial Reporting Standards ("MFRS") but that, under U.S. GAAP, would be accounted for using the equity method (since U.S. GAAP permits proportional consolidation only in certain industries) and Ps. 734,421 relates to the ICA-Fluor joint venture, which is fully consolidated under MFRS but proportionally consolidated under U.S. GAAP.

The Company’s practice has been to disclose the cash and cash equivalents of its subsidiaries in which third parties participate as shareholders, in order to provide readers of the Company’s financial statements with more information regarding the liquidity of the Company and its subsidiaries. Under both MFRS and U.S. GAAP (including Article 5-02 of Regulation S-X), these cash and cash equivalents are considered unrestricted. In Note 4 of the Company’s financial statements for the year ended December 31, 2008, the Company discloses the cash and cash equivalents that are restricted to a specific use; these restricted cash and cash equivalents

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are not included within the cash balance for U.S. GAAP purposes. The Company will clarify and improve its disclosure in future filings.

*****

As requested by the Staff, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

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Sincerely,

  /s/ Dr. Jose Luis Guerrero Alvarez

Dr. Jose Luis Guerrero Alvarez

Chief Executive Officer

cc:	Tricia Armelin
Jeanne Baker

Securities and Exchange Commission

Alonso Quintana Kawage

Sergio F. Montano Leon

Luis Carlos Romandia Garcia

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo Vargas

Kevin Nishimura

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu